Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

INSIDE INFORMATION

UNAUDITED FINANCIAL RESULTS

FOR THE QUARTER ENDED SEPTEMBER 30, 2024

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

Tuya Inc. (“Tuya” or the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries and consolidated affiliated entities (the “Group”) for the three months ended September 30, 2024.

The Company is pleased to announce the unaudited condensed consolidated results of the Group for the three months ended September 30, 2024 (the “Q3 Results”) published in accordance with applicable rules of the U.S. Securities and Exchange Commission (the “SEC”).

The Q3 Results have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), which are different from the International Financial Reporting Standards.

Attached hereto as Schedule I is the full text of the press release issued by the Company on November 18, 2024 (U.S. Eastern Time) in relation to the Q3 Results, some of which may constitute material inside information of the Company.

*            For identification purposes only

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

The Company’s shareholders and potential investors are advised not to place undue reliance on the Q3 Results and to exercise caution in dealing in securities in the Company.

By Order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, November 18, 2024

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

SCHEDULE I

Tuya Reports Third Quarter 2024 Unaudited Financial Results

SANTA CLARA, Calif., November 18, 2024/PRNewswire/– Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEX: 2391), a global leading cloud platform service provider, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Financial Highlights

•	Total revenue was US$81.6 million, up approximately 33.6% year over year (3Q2023: US$61.1 million).

•	IoT platform-as-a-service (“PaaS”) revenue was US$57.9 million, up approximately 26.4% year over year (3Q2023: US$45.8 million).

•	Software-as-a-service (“SaaS”) and others revenue was US$9.9 million, up approximately 16.7% year over year (3Q2023: US$8.5 million).

•	Smart solution revenue was US$13.8 million, up approximately 102.9% year over year (3Q2023: US$6.8 million).

•	Overall gross margin was 46.0%, down 0.7 percentage points year over year (3Q2023: 46.7%). Gross margin of IoT PaaS increased to 46.9%, up 2.3 percentage points year over year (3Q2023: 44.6%).

•	Operating margin was negative 21.0%, improved by 9.3 percentage points year over year (3Q2023: negative 30.3%). Non-GAAP operating margin was 9.1%, improved by 14.8 percentage points year over year (3Q2023: negative 5.7%).

•	Net margin was negative 5.4%, improved by 2.6 percentage points year over year (3Q2023: negative 8.0%). Non-GAAP net margin was 24.7%, improved by 8.2 percentage points year over year (3Q2023: 16.5%).

•	Net cash generated from operating activities was US$23.9 million (3Q2023: US$16.1 million).

•	Total cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,023.9 million as of September 30, 2024, compared to US$984.3 million as of December 31, 2023.

For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

Third Quarter 2024 Operating Highlights

•	IoT PaaS customers[1] for the third quarter of 2024 were approximately 2,200 (3Q2023: approximately 2,100). Total customers for the third quarter of 2024 were approximately 3,100 (3Q2023: approximately 3,000).

•	Premium IoT PaaS customers[2] for the trailing 12 months ended September 30, 2024 were 286 (3Q2023: 263). In the third quarter of 2024, the Company’s premium IoT PaaS customers contributed approximately 85.6% of its IoT PaaS revenue (3Q2023: approximately 83.5%).

•	Dollar-based net expansion rate (“DBNER”)[3] of IoT PaaS for the trailing 12 months ended September 30, 2024 was 124% (3Q2023: 78%).

•	Registered IoT device and software developers were over 1,260,000 as of September 30, 2024, up 26.9% from approximately 993,000 developers as of December 31, 2023.

1.	The Company defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Company during that period.

2.	The Company defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

3.	The Company calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Company’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Company’s customer mix, among other things. DBNER indicates the Company’s ability to expand customer use of the Tuya platform over time and generate revenue growth from existing customers.

Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, “I’m pleased that in the third quarter, we delivered robust financial performance across all our business segments, featuring high growth, stable margins and tight operating budget control. These solid results reaffirm our position as a growing and profitable smart cloud platform leader with a clear strategy and strong execution capabilities. Our performance was driven by robust demand from existing customers, as reflected in a Dollar-Based Net Expansion Rate of 124%. We also strengthened global partnerships, particularly in Europe and emerging markets, and expanded our developer community to 1.26 million registered developers. Looking ahead, we remain focused on empowering developers and delivering innovative solutions to meet the growing demand for smart products.”

Mr. Yi (Alex) Yang, Co-Founder and Chief Financial Officer of Tuya, added, “Third quarter financial results were solid, highlighted by an approximately 34% year-over-year revenue increase, a non-GAAP operating margin of approximately 9%, and a non-GAAP net profit margin of approximately 25%. Importantly, we generated an operating cash flow of $23.9 million, strengthening our net cash balance to further increase to around $1.02 billion. This solid financial position supports our growth initiatives as we continue invest in product innovation, and user experience enhancements to meet evolving market needs. We believe these efforts, combined with strong execution and focus on long-term growth, will unlock meaningful value as we move forward.”

Third Quarter 2024 Unaudited Financial Results

REVENUE

Total revenue in the third quarter of 2024 increased by 33.6% to US$81.6 million from US$61.1 million in the same period of 2023, mainly due to the increase in IoT PaaS revenue and smart solution revenue.

•	IoT PaaS revenue in the third quarter of 2024 increased by 26.4% to US$57.9 million from US$45.8 million in the same period of 2023, primarily due to increasing demand fueled by global economic recovery compared with the same period of 2023 and the Company’s strategic focus on customer needs and product enhancements. As a result, the Company’s DBNER of IoT PaaS for the trailing 12 months ended September 30, 2024 increased to 124% from 78% for the trailing 12 months ended September 30, 2023.

•	SaaS and others revenue in the third quarter of 2024 increased by 16.7% to US$9.9 million from US$8.5 million in the same period of 2023, primarily due to an increase in revenue from cloud software products. During the quarter, the Company remained committed to offering value-added services and a diverse range of software products with compelling value propositions to its customers.

•	Smart solution revenue in the third quarter of 2024 increased by 102.9% to US$13.8 million from US$6.8 million in the same period of 2023, primarily due to the increasing customer demand for the Company’s differentiated smart device solutions.

COST OF REVENUE

Cost of revenue in the third quarter of 2024 increased by 35.4% to US$44.1 million from US$32.6 million in the same period of 2023, generally in line with the increase in the Company’s total revenue.

GROSS PROFIT AND GROSS MARGIN

Total gross profit in the third quarter of 2024 increased by 31.5% to US$37.5 million from US$28.5 million in the same period of 2023 and gross margin was 46.0% in the third quarter of 2024, compared to 46.7% in the same period of 2023.

•	IoT PaaS gross margin in the third quarter of 2024 was 46.9%, compared to 44.6% in the same period of 2023, primarily due to increased product value.

•	SaaS and others gross margin in the third quarter of 2024 was 71.6%, remained relatively stable compared to 73.9% in the same period of 2023.

•	Smart solution gross margin in the third quarter of 2024 was 23.5%, compared to 26.9% in the same period of 2023, primarily due to the changes in product solution mix provided to customers during the quarter.

OPERATING EXPENSES

Operating expenses were US$54.6 million in the third quarter of 2024, compared to US$47.0 million in the same period of 2023, primarily due to a one-time increase in share-based compensation expenses resulting from the repricing of options to enhance employee incentives. Non-GAAP operating expenses decreased by 5.9% to US$30.1 million in the third quarter of 2024 from US$32.0 million in the same period of 2023. For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

•	Research and development expenses in the third quarter of 2024 were US$24.9 million, compared to US$24.9 million in the same period of 2023, primarily due to a one-time increase in share-based compensation expenses, partially offset by the decrease in employee-related costs. During this quarter, average salaried employee headcount of the Company’s research and development team was down approximately 6.2% year over year, but remained relatively stable compared to the previous quarter. Non-GAAP adjusted research and development expenses in the third quarter of 2024 were US$19.9 million, compared to US$21.8 million in the same period of 2023.

•	Sales and marketing expenses in the third quarter of 2024 were US$9.7 million, compared to US$9.4 million in the same period of 2023, primarily due to a one-time increase in share-based compensation expenses, partially offset by the decrease in employee-related costs. Non-GAAP adjusted sales and marketing expenses in the third quarter of 2024 were US$8.0 million, compared to US$8.7 million in the same period of 2023.

•	General and administrative expenses in the third quarter of 2024 were US$22.3 million, compared to US$15.8 million in the same period of 2023, primarily due to a one-time increase in share-based compensation expenses, partially offset by the decrease in employee-related costs. Non-GAAP adjusted general and administrative expenses in the third quarter of 2024 were US$4.4 million, compared to US$4.8 million in the same period of 2023.

•	Other operating income, net in the third quarter of 2024 was US$2.2 million, primarily due to the receipt of software value-added tax refunds and various general subsidies for enterprises.

LOSS/PROFIT FROM OPERATIONS AND OPERATING MARGIN

Loss from operations in the third quarter of 2024 narrowed by 7.4% to US$17.1 million from US$18.5 million in the same period of 2023. The Company had a non-GAAP profit from operations of US$7.4 million in the third quarter of 2024, compared to a non-GAAP loss from operations of US$3.5 million in the same period of 2023, consistently achieving operating profitability on a non-GAAP basis.

Operating margin in the third quarter of 2024 was negative 21.0%, improved by 9.3 percentage points from negative 30.3% in the same period of 2023. Non-GAAP operating margin in the third quarter of 2024 was 9.1%, improved by 14.8 percentage points from negative 5.7% in the same period of 2023.

NET LOSS/PROFIT AND NET MARGIN

The Company had a net loss of US$4.4 million in the third quarter of 2024, compared to a net loss of US$4.9 million in the same period of 2023.

The difference between loss from operations and net loss in the third quarter of 2024 was primarily because of a US$13.0 million interest income achieved mainly due to well implemented treasury strategies on the Company’s cash, time deposits and treasury securities recorded as short-term and long-term investments.

The Company had a non-GAAP net profit of US$20.1 million in the third quarter of 2024, up 99.5% compared to US$10.1 million in the same period of 2023, demonstrating the Company’s ability to sustain strong profitability on a non-GAAP basis.

Net margin in the third quarter of 2024 was negative 5.4%, improving by 2.6 percentage points from negative 8.0% in the same period of 2023. Non-GAAP net margin in the third quarter of 2024 was 24.7%, improving by 8.2 percentage points from 16.5% in the same period of 2023.

BASIC AND DILUTED NET LOSS/PROFIT PER ADS

Basic and diluted net loss per ADS was US$0.01 in the third quarter of 2024, compared to basic and diluted net loss of US$0.01 in the same period of 2023. Each ADS represents one Class A ordinary share.

Non-GAAP basic and diluted net profit per ADS was US$0.04 in the third quarter of 2024, compared to non-GAAP basic and diluted net profit of US$0.02 in the same period of 2023.

CASH AND CASH EQUIVALENTS, TIME DEPOSITS AND TREASURY SECURITIES RECORDED AS SHORT-TERM AND LONG-TERM INVESTMENTS

Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,023.9 million as of September 30, 2024, compared to US$984.3 million as of December 31, 2023, which the Company believes is sufficient to meet its current liquidity and working capital needs.

NET CASH GENERATED FROM OPERATING ACTIVITIES

Net cash generated from operating activities in the third quarter of 2024 was US$23.9 million, compared to US$16.1 million in the same period of 2023. The net cash generated from operating activities for the third quarter of 2024 improved mainly due to the increase in the Company’s revenue and improved operating leverage.

For further information on non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

Business Outlook

With the stabilizing macroeconomic environment and normalizing downstream inventory levels, the industry is currently on a positive trajectory. With the effective implementation of the Company’s customer and product strategies, along with the utilization and innovation of emerging technologies like AI, the Company is confident in its business prospects.

The Company will remain committed to continuously iterating and improving its products and services, further enhancing software and hardware capabilities, expanding key customer base, investing in innovations and new opportunities, diversifying revenue streams, and further optimizing operating efficiency. At the same time, the Company understands that future trajectories may encounter challenges, including shifting consumer spending patterns, regional economic disparities, inventory management, foreign exchange rate and interests rate volatility, and broader geopolitical uncertainties.

Conference Call Information

The Company’s management will hold a conference call at 07:30 P.M. Eastern Time on Monday, November 18, 2024 (08:30 A.M. Beijing Time on Tuesday, November 19, 2024) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including a conference access code, a PIN number (personal access code), the dial-in number, and an e-mail with detailed instructions to join the conference call.

Online registration: https://register.vevent.com/register/BI10b2a0be2587453aa3081615bdeaf624

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.tuya.com, and a replay of the webcast will be available following the session.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading cloud platform service provider with a mission to build a smart solutions developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built cloud developer platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a-Service, or SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its cloud developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as non-GAAP operating expenses, non-GAAP (loss)/profit from operations (including non-GAAP operating margin), non-GAAP net profit (including non-GAAP net margin), and non-GAAP basic and diluted net profit per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, credit-related impairment of long-term investments and litigation costs from the respective GAAP financial measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP financial measures facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Company’s operations. Share-based compensation expenses, credit-related impairment of long-term investments and litigation costs have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP measures to the most directly comparable U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Tuya’s non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.

Investor Relations

Email: ir@tuya.com

The Blueshirt Group

Gary Dvorchak, CFA

Phone: +1 (323) 240-5796

Email: gary@blueshirtgroup.co

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND SEPTEMBER 30, 2024

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	As of December 31,	As of September 30,
	2023	2024
ASSETS
Current assets:
Cash and cash equivalents	498,688	610,901
Restricted cash	–	154
Short-term investments	291,023	201,114
Accounts receivable, net	9,214	7,628
Notes receivable, net	4,955	10,036
Inventories, net	32,865	28,303
Prepayments and other current assets, net	11,053	17,265
Total current assets	847,798	875,401

Non-current assets:
Property, equipment and software, net	2,589	2,959
Operating lease right-of-use assets, net	7,647	4,866
Long-term investments	207,489	222,830
Other non-current assets, net	877	9,647
Total non-current assets	218,602	240,302
Total assets	1,066,400	1,115,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	11,577	18,040
Advances from customers	31,776	29,906
Deferred revenue, current	6,802	7,303
Accruals and other current liabilities	32,807	63,606
Incomes tax payables	689	–
Lease liabilities, current	3,883	3,718
Total current liabilities	87,534	122,573

Non-current liabilities:
Lease liabilities, non-current	3,904	1,251
Deferred revenue, non-current	506	596
Other non-current liabilities	3,891	1,534
Total non-current liabilities	8,301	3,381
Total liabilities	95,835	125,954

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2023 AND SEPTEMBER 30, 2024

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	As of December 31,	As of September 30,
	2023	2024
Shareholders’ equity:
Class A ordinary shares	25	25
Class B ordinary shares	4	4
Treasury stock	(53,630)	(29,386)
Additional paid-in capital	1,616,105	1,614,161
Accumulated other comprehensive loss	(17,091)	(15,419)
Accumulated deficit	(574,848)	(579,636)
Total shareholders’ equity	970,565	989,749
Total liabilities and shareholders’ equity	1,066,400	1,115,703

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024
Revenue	61,090	81,617	165,579	216,558
Cost of revenue	(32,567)	(44,102)	(89,387)	(114,366)
Gross profit	28,523	37,515	76,192	102,192

Operating expenses:
Research and development expenses	(24,946)	(24,877)	(79,471)	(71,344)
Sales and marketing expenses	(9,418)	(9,663)	(29,503)	(28,033)
General and administrative expenses	(15,843)	(22,301)	(56,909)	(54,636)
Other operating incomes, net	3,197	2,213	7,491	7,997
Total operating expenses	(47,010)	(54,628)	(158,392)	(146,016)
Loss from operations	(18,487)	(17,113)	(82,200)	(43,824)

Other income
Other non-operating incomes, net	779	766	2,335	3,413
Financial income, net	13,066	12,985	31,841	38,244
Foreign exchange (loss)/gain, net	(251)	(638)	652	(1,000)
Loss before income tax expense	(4,893)	(4,000)	(47,372)	(3,167)
Income tax expense	(12)	(373)	(2,127)	(1,621)
Net loss	(4,905)	(4,373)	(49,499)	(4,788)
Net loss attributable to Tuya Inc.	(4,905)	(4,373)	(49,499)	(4,788)
Net loss attribute to ordinary shareholders	(4,905)	(4,373)	(49,499)	(4,788)

Net loss	(4,905)	(4,373)	(49,499)	(4,788)
Other comprehensive (loss)/income
Changes in fair value of long-term investments	(1,417)	–	(2,470)	(139)
Transfer out of fair value changes of long-term investments	–	–	8,050	(65)
Foreign currency translation	760	2,904	(4,494)	1,876
Total comprehensive loss attributable to Tuya Inc.	(5,562)	(1,469)	(48,413)	(3,116)

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS (CONTINUED)

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024
Net loss attributable to Tuya Inc.	(4,905)	(4,373)	(49,499)	(4,788)
Net loss attributable to ordinary shareholders	(4,905)	(4,373)	(49,499)	(4,788)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	555,782,518	569,821,232	554,914,108	562,913,590
Net loss per share attributable to ordinary shareholders, basic and diluted	(0.01)	(0.01)	(0.09)	(0.01)

Share-based compensation expenses were included in:
Research and development expenses	3,165	4,978	11,288	11,860
Sales and marketing expenses	758	1,675	3,984	4,229
General and administrative expenses	11,025	17,663	34,008	39,450

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024
Net cash generated from operating activities	16,070	23,851	4,683	50,170
Net cash generated from/(used in) investing activities	55,027	(28,213)	32,692	61,872
Net cash used in financing activities	(318)	(328)	(2,385)	(178)
Effect of exchange rate changes on cash and cash equivalents, restricted cash	953	826	(1,877)	503
Net increase/(decrease) in cash and cash equivalents, restricted cash	71,732	(3,864)	33,113	112,367

Cash and cash equivalents, restricted cash at the beginning of period	94,542	614,919	133,161	498,688
Cash and cash equivalents, restricted cash at the end of period	166,274	611,055	166,274	611,055

TUYA INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(24,946)	(24,877)	(79,471)	(71,344)
Add: Share-based compensation expenses	3,165	4,978	11,288	11,860
Adjusted Research and development expenses	(21,781)	(19,899)	(68,183)	(59,484)

Sales and marketing expenses	(9,418)	(9,663)	(29,503)	(28,033)
Add: Share-based compensation expenses	758	1,675	3,984	4,229
Adjusted Sales and marketing expenses	(8,660)	(7,988)	(25,519)	(23,804)

General and administrative expenses	(15,843)	(22,301)	(56,909)	(54,636)
Add: Share-based compensation expenses	11,025	17,663	34,008	39,450
Add: Credit-related impairment of long-term investments	52	–	8,102	189
Add: Litigation costs	–	200	–	2,300
Adjusted General and administrative expenses	(4,766)	(4,438)	(14,799)	(12,697)

Reconciliation of loss from operations to non-GAAP (loss)/profit from operations
Loss from operations	(18,487)	(17,113)	(82,200)	(43,824)
Add: Share-based compensation expenses	14,948	24,316	49,280	55,539
Add: Credit-related impairment of long-term investments	52	–	8,102	189
Add: Litigation costs	–	200	–	2,300
Non-GAAP (loss)/profit from operations	(3,487)	7,403	(24,818)	14,204
Non-GAAP Operating margin	(5.7)%	9.1%	(15.0)%	6.6%

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024
Reconciliation of net loss to non-GAAP net profit
Net loss	(4,905)	(4,373)	(49,499)	(4,788)
Add: Share-based compensation expenses	14,948	24,316	49,280	55,539
Add: Credit-related impairment of long-term investments	52	–	8,102	189
Add: Litigation costs	–	200	–	2,300
Non-GAAP Net profit	10,095	20,143	7,883	53,240
Non-GAAP Net margin	16.5%	24.7%	4.8%	24.6%

Weighted average number of ordinary shares used in computing non-GAAP net profit per share
– Basic	555,782,518	569,821,232	554,914,108	562,913,590
– Diluted	586,434,725	571,386,571	586,533,052	585,311,819

Non-GAAP net profit per share attributable to ordinary shareholders
– Basic	0.02	0.04	0.01	0.09
– Diluted	0.02	0.04	0.01	0.09